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13012986

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67678

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Fire Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 2000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna 312-242-0545

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dominic Conenna, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of **Blue Fire Capital LLC**, as of December 31, 2012 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2015

Janet M. Herr

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditor's Report on Internal Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Blue Fire Capital, LLC

December 31, 2012

Schultz and Chez, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Statement of Financial Condition

Blue Fire Capital, LLC

December 31, 2012

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
BLUE FIRE CAPITAL, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUE FIRE CAPITAL, LLC, as of December 31, 2012, and the related notes that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of BLUE FIRE CAPITAL, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 13, 2013

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	2,633,132
Receivables from clearing brokers		6,701,615
Property, furniture and equipment, net		751,280
Memberships and stock in exchange, at cost less reserve for permanent value impairment (market value $3,642,463)		3,774,063
Other assets		1,725,516
TOTAL ASSETS	$	15,585,606

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	786,454
Loans payable		23,267
Total Liabilities		809,721
Member's Equity		14,775,885
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,585,606

See accompanying notes.

BLUE FIRE CAPITAL, LLC
(an Illinois Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

(1) NATURE OF BUSINESS AND ORGANIZATION

BLUE FIRE CAPITAL, LLC (the "Company"), an Illinois Limited Liability Company, operates as an electronic trading company and is a member of various stock and futures exchanges. The Company was organized in July, 2007. On December 31, 2012, the Company became a wholly-owned subsidiary of BF Holdings I, LLC, a Delaware Limited Liability Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Cash and cash equivalents consist of cash deposits and money market instruments held in banks.

Securities owned and securities sold, not yet purchased, held in firm trading accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income. Also included in firm trading revenue are volume-based incentive fees earned from exchanges and electronic-communications networks.

Memberships and stock in exchanges include both stock in exchanges and trading rights related to specific exchanges. Memberships required to be held by the Company for trading and other privileges at certain clearing organizations and exchanges are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of impairment. During 2012, management has written down exchange memberships and stock in exchanges by $3,633,263 to reflect permanent impairment of values.

Property, furniture and equipment are recorded at cost and are depreciated over estimated useful lives using an accelerated method. At December 31, 2012, accumulated depreciation was $5,306,085.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income". Gains and losses from foreign currency translation adjustments related to trading activities are considered to be a component of such activities and are not treated as other comprehensive income, but rather are included as a component of Firm Trading Revenues.

(3) *INCOME TAXES*

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members. The Company is subject to Illinois replacement tax.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2012.

(4) *DERIVATIVE INSTRUMENTS*

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments, options and futures, for trading purposes. The Company does not enter into derivatives for hedging purposes. ASC 815-10 requires the disclosure of certain quantitative data related to derivative contracts. There were no open option positions at December 31, 2012. The following table indicates the fair values of futures contracts as separate assets and liabilities as of December 31, 2012.

ASSETS		
Futures Contracts		
-none-	$	-
Total unrealized gain on open futures contracts	$	-
LIABILITIES		
Futures Contracts		
-none-	$	-
Total unrealized loss on open futures contracts	$	-
Net unrealized gain on open futures contracts	$	-

(4) DERIVATIVE INSTRUMENTS (continued)

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, the Chicago Mercantile Exchange acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties of specific positions.

Concentration of Credit Risk

The Company clears all of its trades through multiple clearing brokers. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of their clearing brokers.

(5) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follow:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

At December 31, 2012, all financial instruments of the Company are listed and actively traded and, accordingly, are classified as Level 1. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $8,513,410 which exceeded requirements by $8,263,410 and the ratio of aggregate indebtedness to net capital was less than 1:1.

The Company is a member of the CME Group (CME) and, as such, is required to own and place on deposit with the exchange 38,750 shares of CME stock. The Company carries this asset at cost, less a reserve for permanent impairment of value, and is included in "Memberships and stock in exchange" on the statement of financial condition.

(7) *COMMITMENTS*

The Company is party to a non-cancelable agreement with the owner of a data communication line which grants the use of their network over a period terminating July 2015. The total of all required lease payments are amortized over the term of the lease with any unamortized payments (prepaid lease expense) reflected on the statement of financial condition as a component of "Other assets".

The Company also leases office space and equipment under non-cancelable lease agreements that expire at various dates through September 14, 2013.

At December 31, 2012, the aggregate future minimum annual lease commitments, exclusive of maintenance costs and taxes, are as follows:

December 31,	Amount
2013	$ 2,672,553
2014	2,509,493
2015	1,377,643
Total	$ 6,559,689

The Company is required to maintain two security deposits; one cash deposit in the amount of $500,000 (which is included in "Other assets") and the other in the form of a restricted bank savings account with a balance at December 31, 2012 of $91,926.

(8) LOANS PAYABLE

Equipment loans with outstanding balances at December 31, 2012 aggregating to $23,267 are due at various times through October 2013. These loans are secured by the assets purchased.

(9) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

(10) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 8, 2013, which is the date the financial statements were available to be issued.

During the period January 1, 2013 through February 8, 2013, there were no member capital withdrawals.